Exhibit 99.1

NWT URANIUM CORP.

(AN EXPLORATION STAGE COMPANY)

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2010
(Expressed in Canadian Dollars)
(Unaudited)

Management’s Responsibility for Financial Reporting

The accompanying unaudited interim consolidated financial statements of NWT Uranium Corp. (an exploration stage company) were prepared by management in accordance with Canadian generally accepted accounting principles. The most significant of these accounting principles have been set out in the December 31, 2009 audited consolidated financial statements. Only changes in accounting policies have been disclosed in these unaudited interim consolidated financial statements. Management acknowledges responsibility for the preparation and presentation of the unaudited interim consolidated financial statements, including responsibility for significant accounting judgments and estimates and the choice of accounting principles and methods that are appropriate to the Company’s circumstances.

Management has established processes, which are in place to provide them sufficient knowledge to support management representations that they have exercised reasonable diligence that (i) the unaudited interim consolidated financial statements do not contain any untrue statement of material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it is made, as of the date of and for the periods presented by the unaudited interim consolidated financial statements and (ii) the unaudited interim consolidated financial statements fairly present in all material respects the financial condition, results of operations and cash flows of the Company, as of the date of and for the periods presented by the unaudited interim consolidated financial statements.

The Board of Directors is responsible for reviewing and approving the unaudited interim consolidated financial statements together with other financial information of the Company and for ensuring that management fulfills its financial reporting responsibilities. An Audit Committee assists the Board of Directors in fulfilling this responsibility. The Audit Committee meets with management to review the financial reporting process and the unaudited interim consolidated financial statements together with other financial information of the Company. The Audit Committee reports its findings to the Board of Directors for its consideration in approving the unaudited interim consolidated financial statements together with other financial information of the Company for issuance to the shareholders.

Management recognizes its responsibility for conducting the Company’s affairs in compliance with established financial standards, and applicable laws and regulations, and for maintaining proper standards of conduct for its activities.

Notice to Reader

Under National Instrument 51-102, Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of the unaudited interim consolidated financial statements, they must be accompanied by a notice indicating that the consolidated financial statements have not been reviewed by an auditor.

The accompanying unaudited interim consolidated financial statements of the Company have been prepared by and are the responsibility of the Company's management.

The Company's independent auditor has not performed a review of these unaudited interim consolidated financial statements in accordance with standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity's auditor.

NWT URANIUM CORP.
(AN EXPLORATION STAGE COMPANY)
Interim Consolidated Balance Sheets
(Unaudited - Expressed in Canadian Dollars)

	June 30,	December 31,
	2010	2009

Assets

Current
Cash	$22,384,752	$5,360,698
Amounts receivable and prepaid expenses	317,827	488,091
Income taxes recoverable	-	1,453,751
Current portion of loan receivable (Note 8)	10,699	10,050
	22,713,278	7,312,590
Loan receivable (Note 8)	199,133	196,079
Fixed assets (Note 9)	60,087	19,497
Other investments (Note 5)	1,864,500	1,987,500
Investment in Niger Uranium Limited (Note 6)	3,156,002	20,742,448
Investment in Kalahari Minerals Plc. (Note 7)	4,125,162	-
	$32,118,162	$30,258,114

Liabilities and Shareholders' Equity

Current
Accounts payable and accrued liabilities (Note 14)	$231,340	$139,116
Income taxes payable	1,105,249	-

Shareholders' equity (statement and Note 10)	30,781,573	30,118,998
	$32,118,162	$30,258,114

NATURE OF OPERATIONS (Note 1)

APPROVED ON BEHALF OF THE BOARD:

Signed "John Lynch" , Director	Signed "David Subotic" , Director

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

NWT URANIUM CORP.
(AN EXPLORATION STAGE COMPANY)
Interim Consolidated Statements of Operations
(Unaudited - Expressed in Canadian Dollars)

	Three Months Ended		Six Months Ended		Cumulative
	June 30,		June 30,		from
	2010	2009	2010	2009	Inception

Expenses
Stock based compensation expense	$-	$28,169	$-	$302,904	$3,338,800
Management and administrative services (Note 14)	949,153	112,160	1,053,146	199,420	3,560,315
Investor relations and promotion	2,617	6,144	4,282	13,632	1,276,116
Professional fees	159,617	(2,768)	259,593	116,278	2,383,352
Office and administration	87,756	75,652	168,484	137,465	1,176,323
Travel expenses	41,688	105,877	97,872	175,751	857,795
Shareholders information	43,639	65,986	48,147	68,012	513,143
Regulatory fees	626	2,718	8,277	11,238	283,844
Amortization	2,576	35,690	5,037	71,380	346,384
Government fees and taxes	-	-	-	-	34,874
Foreign exchange (gain) loss	(942,640)	60,571	(882,983)	33,907	(702,885)
	345,032	490,199	761,855	1,129,987	13,068,061
Net loss for the period before the following:	(345,032)	(490,199)	(761,855)	(1,129,987)	(13,068,061)
Dividend income (Notes 6 and 7)	9,443,967	-	21,983,532	-	21,983,532
Interest income	9,034	-	13,689	-	22,659
Gain on disposition of Irhazer and In Gall Projects, Niger	-	-	-	-	19,260,008
Loss on disposition of Daniel Lake and North Rae Uranium Projects	-	-	-	-	(1,192,250)
Loss on sale of investment in Niger Uranium Limited	(49,791)	-	(49,791)	-	(49,791)
Gain on sale of investment in Kalahari Minerals Plc. (Note 7)	500,033	-	500,033	-	500,033
Loss on disposition of fixed assets	-	-	-	-	(168,917)
Exploration properties and deferred exploration expenditures written-off	-	-	-	-	(4,676,122)
Strategic Alliance fee	-	(146,196)	-	(292,392)	(1,193,934)

Net income (loss) for the period before provision for (recovery of) corporate taxes:	9,558,211	(636,395)	21,685,608	(1,422,379)	21,417,157

Provision for (recovery of) corporate taxes:
Current income taxes	2,082,000	-	3,000,000	-	4,860,044
Future income taxes	23,250	-	444,952	-	(494,118)
	2,105,250	-	3,444,952	-	4,365,926
Net income (loss) for the period	$7,452,961	$(636,395)	$18,240,656	$(1,422,379)	$17,051,231

Earnings (loss) per share - basic (Note 12)	$0.06	$(0.01)	$0.14	$(0.01)
Earnings (loss) per share - diluted (Note 12)	$0.06	$(0.01)	$0.14	$(0.01)

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

NWT URANIUM CORP.
(AN EXPLORATION STAGE COMPANY)
Interim Consolidated Statements of Deficit
(Unaudited - Expressed in Canadian Dollars)

	Three Months Ended		Six Months Ended		Cumulative
	June 30,		June 30,		from
	2010	2009	2010	2009	Inception

Balance at beginning of period	$9,598,270	$2,812,474	$(1,189,425)	$3,598,458	$-
Net income (loss) for the period	7,452,961	(636,395)	18,240,656	(1,422,379)	17,051,231
Balance at end of period	$17,051,231	$2,176,079	$17,051,231	$2,176,079	$17,051,231

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

NWT URANIUM CORP.
(AN EXPLORATION STAGE COMPANY)
Interim Consolidated Statements of Comprehensive Income
(Unaudited - Expressed in Canadian Dollars)

	Three Months Ended		Six Months Ended		Cumulative
	June 30,		June 30,		from
	2010	2009	2010	2009	Inception

Net income (loss) for the period	$7,452,961	$(636,395)	$18,240,656	$(1,422,379)	$17,051,231
Other comprehensive (loss) income:
Net unrealized (loss) gain on available-for-sale investments, net of tax	(8,997,630)	2,262,407	(17,606,352)	11,187,107	(13,931,252)
Reclassification of realized gain on available-for-sale investments to income	28,271	-	28,271	-	56,542

Net comprehensive income for the period	$(1,516,398)	$1,626,012	$662,575	$9,764,728	$3,176,521

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

NWT URANIUM CORP.
(AN EXPLORATION STAGE COMPANY)
Interim Consolidated Statements of Cash Flows
(Unaudited - Expressed in Canadian Dollars)

	Three Months Ended		Six Months Ended		Cumulative
	June 30,		June 30,		from
	2010	2009	2010	2009	Inception

Cash provided by (used in)

OPERATING ACTIVITIES
Net income (loss) for the period	$7,452,961	$(636,395)	$18,240,656	$(1,422,379)	$17,051,231
Stock based compensation expense	-	28,169	-	302,904	3,338,800
Future income taxes	23,250	-	444,952	-	(494,118)
Shares received in lieu of dividend income	(9,823,064)	-	(9,823,064)	-	(9,823,064)
Interest income received and capitalized	-	8,021	-	18,526	1,460,096
Gain on disposition of Irhazer and In Gall Projects, Niger	-	-	-	-	(19,260,008)
Loss on disposition of Daniel Lake and North Rae Uranium Projects	-	-	-	-	1,192,250
Loss on disposition of fixed assets	-	-	-	-	168,917
Loss on sale of investment in Niger Uranium Limited	49,791	-	49,791	-	49,791
Gain on sale of investment in Kalahari Minerals Plc.	(500,033)	-	(500,033)	-	(500,033)
Interest income accrued	(532)	-	(1,035)	-	(1,035)
Amortization	2,576	35,690	5,037	71,380	346,384
Exploration properties and deferred exploration expenditures written-off	-	-	-	-	4,676,122
Changes in non-cash working capital items
Amounts receivable and prepaid expenses	150,240	859,600	170,264	1,061,318	1,381,235
Accounts payable and accrued liabilities	113,600	(106,951)	92,224	(138,696)	(17,302)
Income taxes recoverable (payable)	1,641,000	-	2,559,000	-	1,105,249
	(890,211)	188,134	11,237,792	(106,947)	674,515

FINANCING ACTIVITIES

Issue of common shares, net of issue costs	-	-	-	-	21,541,385
Exercise of warrants	-	-	-	-	1,240,214
Exercise of options	-	-	-	-	935,361
	$-	$-	$-	$-	$23,716,960

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

NWT URANIUM CORP.
(AN EXPLORATION STAGE COMPANY)
Interim Consolidated Statements of Cash Flows (Continued)
(Unaudited - Expressed in Canadian Dollars)

	Three Months Ended		Six Months Ended		Cumulative
	June 30,		June 30,		from
	2010	2009	2010	2009	Inception

INVESTING ACTIVITIES

Loan receivable	$-	$-	$-	$-	$(206,129)
Fixed asset purchases	(3,877)	-	(45,627)	-	(1,117,597)
Proceeds from sale of fixed assets	-	-	-	-	287,447
Interest in exploration properties and deferred exploration	-	(49,963)	-	(196,300)	(10,059,707)
Redemption of short-term investment	-	52,975	-	52,724	230,708
Purchase of other investments	-	-	-	-	(450,000)
Purchase of investment in Niger Uranium Limited	-	(619,781)	(77,071)	(717,184)	(1,400,405)
Proceeds from sale of investment in Niger Uranium Limited	58,339	-	58,339	-	58,339
Proceeds from sale of investment in Kalahari Minerals Plc.	5,941,242	-	5,941,242	-	5,941,242
Cash proceeds from disposition of Irhazer and In Gall Projects, Niger	-	-	-	-	4,800,000
	5,995,704	(616,769)	5,876,883	(860,760)	(1,916,102)

Change in cash	5,105,493	(428,635)	17,114,675	(967,707)	22,475,373
Foreign exchange effect	(97,538)	-	(90,621)	-	(90,621)
Cash, beginning of period	17,376,797	6,895,430	5,360,698	7,434,502	-

Cash, end of period	$22,384,752	$6,466,795	$22,384,752	$6,466,795	$22,384,752

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

NWT URANIUM CORP.
(AN EXPLORATION STAGE COMPANY)
Interim Consolidated Statements of Shareholders' Equity
(Unaudited - Expressed in Canadian Dollars)

			Accumulated	Accumulated
			Other	Retained
	Common	Contributed	Comprehensive	Earnings
	Shares	Surplus	(Loss) Income	(Deficit)	Total

Balance, December 31, 2008	$20,633,843	$6,532,535	$(13,480,729)	$3,598,458	$17,284,107
Stock based compensation	-	302,904	-	-	302,904
Net unrealized (loss) on available-for-sale long-term investments	-	-	11,187,107	-	11,187,107
Loss for the period	-	-	-	(1,422,379)	(1,422,379)

Balance, June 30, 2009	$20,633,843	$6,835,439	$(2,293,622)	$2,176,079	$27,351,739

Balance, December 31, 2009	$20,633,843	$6,999,480	$3,675,100	$(1,189,425)	$30,118,998
Reclassification of realized gain (loss) on available-for-sale investments to income	-	-	28,271	-	28,271
Net unrealized gain on available-for-sale long-term investments	-	-	(17,606,352)	-	(17,606,352)
Income for the period	-	-	-	18,240,656	18,240,656

Balance, June 30, 2010	$20,633,843	$6,999,480	$(13,902,981)	$17,051,231	$30,781,573

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

NWT URANIUM CORP.
(AN EXPLORATION STAGE COMPANY)
Notes to Interim Consolidated Financial Statements
Three and Six Months Ended June 30, 2010
(Unaudited - Expressed in Canadian Dollars)

1.	NATURE OF OPERATIONS

NWT Uranium Corp. (formerly Northwestern Mineral Ventures Inc.) (the "Company" or "NWT") was incorporated under the laws of the Province of Ontario, Canada by Articles of Incorporation dated September 26, 2003. The Company, which is in the development stage as defined by the Canadian Institute of Chartered Accountants ("CICA") Accounting Guideline 11 "Enterprises in the Development Stage", is engaged in the acquisition, exploration and development of mineral resource properties with a focus on uranium. As of December 31, 2009, the Company has disposed of all current property interests, and is in the process of acquiring new properties in Vietnam. The Company is in the process of investigating the potential of properties for mineral resources and has not determined whether the properties contain economically recoverable reserves. The recovery of the amounts of potential properties for acquisition and the related deferred expenditures is dependent upon the existence of economically recoverable reserves, confirmation of the Company's interest in the underlying mineral claims, the ability of the Company to obtain necessary financing to complete the exploration, and upon future profitable production.

On February 5, 2010, the Company was granted approval to conduct preliminary survey and exploration of the minerals in Cam Quang Tri province in Vietnam, covering an area of approximately 1,500 square kilometres. The Company is completing preliminary exploration on the property to confirm historical resource data. It is anticipated that there are copper, gold, iron ores and other mineral reserves on this property.

On February 11, 2010, the Company incorporated a wholly-owned subsidiary, Niketo Co. Ltd. ("Niketo") under the laws of Cyprus.

As at June 30, 2010, the Company had cash of $22,384,752 (December 31, 2009 - $5,360,698) and working capital of $21,376,689 (December 31, 2009 - $7,173,474). Management of the Company believes that it has sufficient funds to pay its ongoing work commitments, administrative expenses and its liabilities for the ensuing period as they fall due.

2.	ACCOUNTING POLICIES

The unaudited interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP") for interim financial information. Accordingly, they do not include all of the information and notes to the financial statements required by Canadian GAAP for annual consolidated financial statements. In the opinion of management, all adjustments considered necessary for a fair presentation have been included. Operating results for the six months ended June 30, 2010 may not necessarily be indicative of the results that may be expected for the year ending December 31, 2010.

The consolidated balance sheet at December 31, 2009 has been derived from the audited consolidated financial statements at that date but does not include all of the information and footnotes required by Canadian GAAP for annual consolidated financial statements. The unaudited interim consolidated financial statements have been prepared by management in accordance with the accounting policies described in the Corporation's annual audited consolidated financial statements for the year ended December 31, 2009, except as noted below. For further information, refer to the audited consolidated financial statements and notes thereto for the year ended December 31, 2009.

NWT URANIUM CORP.
(AN EXPLORATION STAGE COMPANY)
Notes to Interim Consolidated Financial Statements
Three and Six Months Ended June 30, 2010
(Unaudited - Expressed in Canadian Dollars)

2.	ACCOUNTING POLICIES (continued)

Future Accounting Changes

International Financial Reporting Standards (“IFRS”)

In January 2006, the CICA’s Accounting Standards Board ("AcSB") formally adopted the strategy of replacing Canadian GAAP with IFRS for Canadian enterprises with public accountability. On February 13, 2008, the AcSB confirmed that publicly accountable, profit oriented enterprises will be required to report under IFRS for interim and annual financial statements for periods commencing on or after January 1, 2011. Accordingly, the Company will be required to have prepared, in time for its fiscal 2011 first quarter filing, comparative financial statements in accordance with IFRS for the three months ended March 31, 2010. This will be an ongoing process as the International Accounting Standards Board and the AcSB continue to issue new standards and recommendations. The Company is in the process of evaluating the potential impact of IFRS on its financial statements. Based on the current guidance provided regulatory bodies, it is anticipated that the Company's financial results and position as disclosed in its current Canadian GAAP financial statements will not differ significantly from that which is required in accordance with IFRS. The Company is currently assessing the impact of the transition to IFRS on its consolidated financial statements.

Business Combinations, Consolidated Financial Statements and Non-Controlling Interests

The CICA issued three new accounting standards in January 2009: Section 1582, "Business Combinations" ("Section 1582"), Section 1601, "Consolidated Financial Statements" ("Section 1601") and Section 1602, "Non-Controlling interests" ("Section 1602"). These new standards will be effective for fiscal years beginning on or after January 1, 2011. Section 1582 replaces section 1581 and establishes standards for the accounting for a business combination. It provides the Canadian equivalent to IFRS 3 - Business Combinations. Sections 1601 and 1602 together replace Section 1600, "Consolidated Financial Statements". Section 1601, establishes standards for the preparation of consolidated financial statements. Section 1602 establishes standards for accounting for a non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination. It is equivalent to the corresponding provisions of IFRS lAS 27 - "Consolidated and Separate Financial Statements". The Company is currently assessing the impact of these new accounting standards.

3.	CAPITAL MANAGEMENT

When managing capital, the Company’s objective is to ensure the entity continues as a going concern as well as to achieve optimal returns for shareholders and benefits for other stakeholders. Management adjusts the capital structure as necessary, in order to support the acquisition, exploration and development of its projects. The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company's management to sustain future development of the business. The Company defines capital that it manages as its shareholders' equity. As at June 30, 2010, total shareholders' equity (managed capital) was $30,781,573 (December 31, 2009 - $30,118,998).

The Company is currently looking to acquire properties, as such the Company will be dependent on external financing to fund its activities. In order to carry out the planned exploration programs and pay for administrative costs, the Company will spend its existing working capital and raise additional amounts when economic conditions permit it to do so.

NWT URANIUM CORP.
(AN EXPLORATION STAGE COMPANY)
Notes to Interim Consolidated Financial Statements
Three and Six Months Ended June 30, 2010
(Unaudited - Expressed in Canadian Dollars)

3.	CAPITAL MANAGEMENT (continued)

Management has chosen to mitigate the risk and uncertainty associated with raising additional capital within the current economic environment by:

(i)	minimizing discretionary disbursements;
(ii)	reducing or eliminating exploration expenditures which have limited strategic value; and
(iii)	maintaining a liquidity cushion in order to address any potential disruptions or industry downturns.

The Company invests all capital that is surplus to its immediate needs in short-term, liquid and highly rated financial instruments.

Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable.

There were no changes in the Company's approach to capital management during the six months ended June 30, 2010. The Company is not subject to externally imposed capital requirements.

4.	FINANCIAL RISK FACTORS

The Company’s activities expose it to a variety of financial risks: credit risk, liquidity risk and market risk (including interest rate, foreign currency risk and commodity and equity price risk).

Risk management is carried out by the Company's management team with guidance from the Audit Committee under policies approved by the Board of Directors. The Board of Directors also provides regular guidance for overall risk management.

Credit Risk

Credit risk is the risk of loss associated with a counterparty’s inability to fulfill its payment obligations. The Company's credit risk is primarily attributable to cash, amounts receivable and loan receivable. Cash is held with reputable financial institutions. Financial instruments included in amounts receivable consist of goods and services tax due from the Federal Government of Canada and deposits held with service providers. Amounts receivable are in good standing as of June 30, 2010. Loan receivable consist of a loan to a consultant of the Company. The loan receivable is in good standing as at June 30, 2010. Management believes that the credit risk concentration with respect to financial instruments included in cash, amounts receivable and loan receivable is minimal.

Liquidity Risk

Liquidity risk refers to the risk that the Company will not be able to meet its financial obligations when they become due, or can only do so at excessive cost. The Company's approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due. As at June 30, 2010, the Company had a cash balance of $22,384,752 (December 31, 2009 - $5,360,698) to settle current liabilities of $1,336,589 (December 31, 2009 - $139,116). All of the Company's accounts payable and accrued liabilities have contractual maturities of less than 30 days and are subject to normal trade terms.

NWT URANIUM CORP.
(AN EXPLORATION STAGE COMPANY)
Notes to Interim Consolidated Financial Statements
Three and Six Months Ended June 30, 2010
(Unaudited - Expressed in Canadian Dollars)

4.	FINANCIAL RISK FACTORS (continued)

Market Risk

(i)	Interest Rate Risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate due to changes in market interest rates. The Company has cash balances and no interest-bearing debt. The Company's current policy is to invest excess cash in investment-grade short term guaranteed investment certificates or treasury bills issued by its banking institutions. The Company periodically monitors the investments it makes and is satisfied with the creditworthiness of its banks.

(ii)	Foreign Currency Risk

Foreign currency risk arises from future commercial transactions and recognised assets and liabilities denominated in a currency that is not the entity’s functional currency. The risk is measured using cash flow forecasting. The Company maintains Mexican Peso, US dollar and UK pound sterling bank accounts. The Company's functional and reporting currency is the Canadian dollar and major purchases are transacted in Canadian dollars. Management believes the foreign exchange risk derived from currency conversions is negligible and therefore does not hedge its foreign exchange risk.

(iii)	Price Risk

The Company is exposed to price risk with respect to commodity and equity prices. Equity price risk is defined as the potential adverse impact on the Company's earnings due to movements in individual equity prices or general movements in the level of the stock market. Commodity price risk is defined as the potential adverse impact on earnings and economic value due to commodity price movements and volatilities. The Company closely monitors commodity prices of uranium, individual equity movements and the stock market in general to determine the appropriate course of action to be taken by the Company.

Fair Value

The Company has classified, for accounting purposes, its cash as held-for-trading, which are measured at fair value. Amounts receivable and loan receivable are classified for accounting purposes as loans and receivables, which are measured at amortized cost which is approximately equivalent to fair value. Accounts payable and accrued liabilities are classified as other financial liabilities, which are measured at amortized cost which is also approximately equivalent to fair value. The carrying value of loan receivable approximates fair value as the interest rate is representative of the current market loans.

Sensitivity Analysis

Based on management's knowledge and experience of the financial markets, the Company believes the following movements are "reasonably possible" over a six month period. The sensitivity analysis shown in the notes below may differ materially from actual results.

(i)

The Company is exposed to foreign currency risk on fluctuations of financial instruments related to cash and accounts payable and accrued liabilities that are denominated in Mexican Pesos, United States dollars and UK Sterling. As at June 30, 2010, had the Mexican Peso, US dollar and UK Sterling varied by 5% against the Canadian dollar with all other variables held constant, the Company’s reported net income for the six months ended June 30, 2010 would have varied by approximately $885,300.

NWT URANIUM CORP.
(AN EXPLORATION STAGE COMPANY)
Notes to Interim Consolidated Financial Statements
Three and Six Months Ended June 30, 2010
(Unaudited - Expressed in Canadian Dollars)

4.	FINANCIAL RISK FACTORS (continued)

Sensitivity Analysis (continued)

(ii)

Commodity price risk could adversely affect the Company. In particular, the Company’s future profitability and viability of development depends upon the world market price of uranium. Commodity prices have fluctuated significantly in recent years. There is no assurance that, even as commercial quantities of uranium may be produced in the future, a profitable market will exist for them. As of June 30, 2010, the Company was not a producer of uranium. As a result, commodity price risk may affect the completion of future equity transactions such as equity offerings and the exercise of stock options and warrants. This may also affect the Company's liquidity and its ability to meet its ongoing obligations.

(iii)

The Company's long term investment in Niger Uranium Limited, Kalahari Minerals Plc. and other public companies is sensitive to an estimated plus or minus 20% change in equity prices which would affect comprehensive income (loss) by approximately $1,826,800.

The following table illustrates the classification of the Company's financial instruments within the fair value hierarchy as at June 30, 2010:

	Level 1	Level 2	Level 3	Total

Cash	$22,384,752	$-	$-	$22,384,752
Other investments	1,864,500	-	-	1,864,500
Investment in Niger Uranium Limited	3,156,002	-	-	3,156,002
Investment in Kalahari Minerals Plc.	4,125,162	-	-	4,125,162

	$31,530,416	$-	$-	$31,530,416

5.	OTHER INVESTMENTS

Other investments consist of the following:

	Number of	Fair market
	shares	value

NWM Mining Corporation (1)	7,500,000	$712,500
Azimut Exploration Inc.	1,800,000	1,152,000

Balance, June 30, 2010	9,300,000	$1,864,500

(1)	Includes 7,500,000 warrants which expire 24 months from the date of issuance and are exercisable at $0.08 for the first 12 months and $0.10 for the second 12 months.

NWT URANIUM CORP.
(AN EXPLORATION STAGE COMPANY)
Notes to Interim Consolidated Financial Statements
Three and Six Months Ended June 30, 2010
(Unaudited - Expressed in Canadian Dollars)

6.	INVESTMENT IN NIGER URANIUM LIMITED

As at June 30, 2010, the Company owned 39,818,339 common shares of Niger Uranium Limited ("Niger Uranium") which represents approximately 34% of Niger Uranium's shareholding. On February 19, 2010, the Company sold 33,474,018 of its shares in Niger Uranium to its wholly owned subsidiary, Niketo, at market value as per the London Stock Exchange’s AIM market place on the date of the sale. The Company received all of the outstanding common voting shares of Niketo Co. Ltd. as consideration. The parent company has retained 6,344,321 of Niger Uranium's shares.

On March 17, 2010, the Company received dividends in the amount of $12,160,467 (GBP£8,112,670). The parent company received $1,976,932 (GBP£1,284,041) and Niketo received $10,183,535 (GBP£6,828,629) from Niger Uranium.

7.	INVESTMENT IN KALAHARI MINERAL PLC.

On May 7, 2010, the shareholders of Niger Uranium Limited approved a special dividend in specie of Kalahari Minerals Plc. shares (a publicly traded company on the AIM exchange). The Company received 3,837,977 shares in Kalahari Minerals Plc. (valued at $9,823,065 (GBP£6,390,232)). The parent company received 611,511 shares and Niketo received 3,226,466 shares. During the quarter ended June 30, 2010, Niketo sold 2,125,939 of the shares acquired for gross proceeds of $5,941,242, resulting in a gain of $500,033.

On June 30, 2010, the market value was GBP£1,672,801 (CAD$2,651,724) and GBP£929,497 (CAD$1,473,438) for Niketo Co. Ltd. and the parent company, respectively.

8.	LOAN RECEIVABLE

The loan receivable was issued during fiscal 2009 to a consultant of the Company in the amount of US$201,000. This consultant provides consulting services related to the acquisition of properties in Asia, among other things. The loan was provided for temporary housing and office space. As at June 30, 2010, US$197,099 was outstanding.

The terms of the loan are as follows:

-	Interest will be paid annually, prior to the end of the calendar year;
-	The interest rate on the loan will be the same rate as is used to calculate taxable benefits for employees and shareholders per Canada Revenue Agency;
-	The term of the loan is 20 years, renewable at the option of the Company;
-	Minimum annual principal repayment is USD$10,050 (CAD$10,699);
-	Any annual principal repayment amounts in excess of the minimum annual principal repayment amount can be carried forward to reduce the minimum amount of principal repayments required in subsequent years; and
-	The loan is unsecured and can be repaid at any time without penalty.

NWT URANIUM CORP.
(AN EXPLORATION STAGE COMPANY)
Notes to Interim Consolidated Financial Statements
Three and Six Months Ended June 30, 2010
(Unaudited - Expressed in Canadian Dollars)

9.	FIXED ASSETS

			Net Carrying			Net Carrying
			Value			Value
		Accumulated	June 30,		Accumulated	December 31,
	Cost	Amortization	2010	Cost	Amortization	2009

Computer equipment	$36,904	$23,836	$13,068	$35,327	$21,738	$13,589
Furniture and fixtures	5,924	2,032	3,892	3,624	1,792	1,832
Field equipment	41,750	2,088	39,662	-	-	-
Vehicle	9,786	6,321	3,465	9,786	5,710	4,076

	$94,364	$34,277	$60,087	$48,737	$29,240	$19,497

10.	SHARE CAPITAL

a)	Authorized
Unlimited number of common shares

b)	Issued and outstanding

	Number of
	Shares	Amount

Balance, June 30, 2010 and December 31, 2009	126,131,342	$20,633,843

11.	STOCK OPTIONS

The following table represents a continuity of stock options for the six months ended June 30, 2010:

	Number of	Weighted Average
	Stock Options	Exercise Price

Balance, June 30, 2010 and December 31, 2009	11,800,000	$0.16

NWT URANIUM CORP.
(AN EXPLORATION STAGE COMPANY)
Notes to Interim Consolidated Financial Statements
Three and Six Months Ended June 30, 2010
(Unaudited - Expressed in Canadian Dollars)

11.	STOCK OPTIONS (continued)

As at June 30, 2010, the Company had the following stock options outstanding:

		Weighted
		Average	Weighted
		Remaining	Average
Outstanding	Exercisable	Contractual	Exercise	Expiry
Options	Options	Life (years)	Price ($)	Date

200,000	200,000	0.90	0.68	May 25, 2011
100,000	100,000	1.93	0.72	June 4, 2012
200,000	200,000	2.01	1.03	July 4, 2012
100,000	100,000	2.16	0.71	August 28, 2012
4,300,000	4,300,000	3.13	0.15	August 15, 2013
5,200,000	5,200,000	3.63	0.10	February 14, 2014
1,700,000	1,700,000	4.03	0.115	July 9, 2014

11,800,000	11,800,000	3.40	0.16

12.	EARNINGS (LOSS) PER SHARE

	Three Months Ended		Six Months Ended
		June 30,	June 30,
	2010	2009	2010	2009

Earnings (loss) per share
Basic	$0.06	$(0.01)	$0.14	$(0.01)
Diluted	$0.06	$(0.01)	$0.14	$(0.01)

Weighted average number of shares outstanding - basic	126,131,342	126,131,342	126,131,342	126,131,342
Dilutive effect of stock options	4,519,447	-	3,834,799	-

Weighted average number of shares outstanding - diluted	130,650,789	126,131,342	129,966,141	126,131,342

NWT URANIUM CORP.
(AN EXPLORATION STAGE COMPANY)
Notes to Interim Consolidated Financial Statements
Three and Six Months Ended June 30, 2010
(Unaudited - Expressed in Canadian Dollars)

13.	SEGMENTED INFORMATION

Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operation decision maker, or decision making group, in deciding how to allocate resources and in assessing performance.

The Company’s principal operations are the acquisition, exploration and development of mineral properties. As at June 30, 2010, cash of $5,465,069 (December 31, 2009 - $5,340,190) were held in Canadian chartered banks, $16,916,034 (December 31, 2009 - $nil) held in Cyprus and $3,649 (December 31, 2009 - $20,508) held in Mexico. Total assets are held as follows:

June 30, 2010	Canada	Mexico	Africa	Cyprus	Total

Current assets	$5,793,595	$3,649	$-	$16,916,034	$22,713,278
Fixed assets	60,087	-	-	-	60,087
Other assets	2,063,633	-	7,281,164	-	9,344,797

Total assets	$7,917,315	$3,649	$7,281,164	$16,916,034	$32,118,162

Net income allocation for the period	$5,278,799	$625,071	$7,570,410	$4,766,376	$18,240,656

December 31, 2009	Canada	Mexico	Africa	Cyprus	Total

Current assets	$7,292,082	$20,508	$-	$-	$7,312,590
Fixed assets	19,497	-	-	-	19,497
Other assets	2,183,579	-	20,742,448	-	22,926,027

Total assets	$9,495,158	$20,508	$20,742,448	$-	$30,258,114

Net income allocation for the period	$(2,212,647)	$(214,342)	$(2,360,894)	$-	$(4,787,883)

The allocation of net income (loss) for each segment is based on the weighted average of the balance of the assets associated with each segment in the period reported and the ending balance of assets associated with each segment in the period ended 12 months prior.

14.	RELATED PARTY TRANSACTIONS

For the three and six months ended June 30, 2010, the Company incurred $949,153 and $1,053,146 respectively (three and six months ended June 30, 2009 - $112,160 and 197,156) for consulting and directors' fees paid to directors and officers of the Company. The entire amount has been expensed in the statements of operations. Included in accounts payable and accrued liabilities at June 30, 2010 is $34,663 (December 31, 2009 - $49,170) owing to these related parties.

These transactions are in the normal course of operations and are measured at the exchange amount which is the consideration established and agreed to by the related parties.